# SEC Schedule 13D/A (Amendment No. 5) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Lee Enterprises, Incorporated, CIK 0000058361
CUSIP: 523768406
Title of class of securities: Common Stock - $.01 Par Value Per Share
Address of issuer's principal executive offices: 4600 E. 53rd Street, Davenport, Iowa (IA), 52807
Date of event which requires filing of this statement: 03/27/2025
Amends the filing with accession number 0000950170-24-136881
Filed by CIK 0002041508
Persons authorized to receive notices and communications: John McCarron, 568 Lincoln Ave., Winnetka, Illinois (IL), 60093, 586-219-5266

## Reporting persons
- Jerrilyn M. Hoffmann Revocable Trust dated May 30, 2001 (CIK 0002041508): type of reporting person: other (OO); citizenship or place of organization: Florida (FL); source of funds: personal funds (PF); shared voting power 618,900; shared dispositive power 618,900; aggregate amount beneficially owned 618,900 (9.99% of the class)
  Comment: Revocable Trust
- Jerrilyn M. Hoffmann (CIK 0002041669): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); shared voting power 618,900; shared dispositive power 618,900; aggregate amount beneficially owned 618,900 (9.99% of the class)
  Comment: This Amendment No. 5 relates to the shares of common stock, $.01 par value, of Lee Enterprises, Incorporated, a Delaware corporation (the "Issuer") and amends the initial statement on Schedule 13D filed by the Reporting Persons on Schedule 13D on October 17, 2024, as amended by Amendment No. 1 filed on October 25, 2024, Amendment No. 2 filed on October 31, 2024, Amendment No. 3 filed on November 14, 2024, and Amendment No. 4 filed on December 16, 2024 (collectively, the "Amended Statement"). Capitalized terms used but not defined herein have the meanings assigned to them in the Amended Statement and unless amended and restated hereby, all information in the Amended Statement remains in effect.

## Item 1. Security and Issuer
Title of class of securities: Common Stock - $.01 Par Value Per Share
Name of issuer: Lee Enterprises, Incorporated
Address of issuer's principal executive offices: 4600 E. 53rd Street, Davenport, Iowa (IA), 52807

## Item 2. Identity and Background
Name of person filing:
The Jerrilyn M. Hoffmann Revocable Trust dated May 30, 2001(the "Trust");

Jerrilyn M. Hoffmann.

The Trust and Jerrilyn M. Hoffmann are referred to collectively as the "Reporting Persons." Ms. Hoffmann is the sole trustee of the Trust.
Residence or business address: The business address of each Reporting Person is 568 Lincoln Ave., Winnetka, IL 60093.
Present principal occupation or employment: The Trust is an estate planning vehicle that makes and holds investments. Ms. Hoffmann is principally engaged as a private investor.
Criminal convictions in the last five years: Ms. Hoffmann has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the past five years.
Civil proceedings (securities laws) in the last five years: During the past five years, Ms. Hoffmann has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding he was not or is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The Trust is formed under the laws of Florida. Ms. Hoffmann is a citizen of the United States of America.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The Reporting Persons used an aggregate of approximately $1,080,333.46 to purchase the additional 66,200 shares of Common Stock reported as beneficially owned in Item 5 since the filing of the Schedule 13D Amendment No. 3, and approximately $200,403.57 to purchase the additional 13,337 shares of Common Stock reported as beneficially owned in Item 5 since the filing of the Schedule 13D Amendment No. 4.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons are filing this Amendment No. 5 to report a change in its intentions. Item 4 of the Amended Statement is hereby amended and supplemented by adding the following at the end of Item 4 of the Amended Statement:

As the second-largest holder of the Issuer's common stock, the Reporting Persons, though their affiliates, have closely watched the Issuer's operations and has engaged from time to time in discussions with the Issuer's Board of Directors and management regarding the Issuer's direction, including most recently communicating to the Board its desire to open a dialogue regarding a potential combination between the Issuer and entities affiliated with the Reporting Persons ("Affiliates") in a negotiated, friendly transaction. Neither the Reporting Persons nor their Affiliates have proposed any specific structure for such a transaction.

Further to these communications, on March 27, 2024 the Reporting Persons' Affiliates sent a letter (the "March 27 Letter") to the Issuer's Board of Directors expressing concern with the Issuer's extension of its shareholder rights plan, and expressing the Reporting Persons' desire to open preliminary discussions about a potential acquisition of the Issuer. The March 27 Letter further reiterated the Reporting Persons' desire to work collaboratively with the Issuer and its Board to formulate a proposal that will benefit the Issuer and all stakeholders. A copy of the March 27 Letter is atached as Exhibit 99.1 to this Amendment No. 5.

There can be no assurance that the Reporting Persons or its Affiliates and Issuer will commence or complete a potential transaction, or that the Reporting Persons will or will not develop any alternative plans with respect to their investment in the Issuer. Except as described in this Item 4 or as would occur upon the completion of a transaction as described herein, as of the date of this Amendment No. 5, the Reporting Persons have no present plan or proposal that relates to or would result in any of the matters set forth in subsections (1) through (j) of Schedule 13D.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the outcome of any discussions referenced above, the Issuer's financial position, results and strategic direction, actions taken by the Issuer's management and Board, price levels of the Common Stock and other investment opportunities available to the Reporting Persons, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate, including, without limitation, acquiring additional Common Stock and/or other equity or other securities of the Issuer or disposing of some or all of the securities beneficially owned by them in public market or privately negotiated transactions and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D. As of the date of this Amendment No. 5, the Reporting Persons have no intent to pursue acquisition of the Issuer through a tender offer or other hostile means, and nothing in this Amendment No. 5 or any discussions of a proposed transaction is meant to be, or should be construed as, an offer to buy any of the Issuer's securities.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The responses of the Reporting Persons to rows 7, 8, 9, 10, 11 and 13 on the cover pages of this Statement are incorporated herein by reference. As of 4:00 p.m., Eastern time, on March 28, 2025, the Reporting Persons beneficially owned 618,900 shares of Common Stock, representing approximately 9.997% of the outstanding shares of Common Stock. The percentage in this paragraph relating to beneficial ownership of Common Stock is based on 6,190,939 shares of Common Stock outstanding as of January 31, 2025, as reported in the Form 10-Q for the fiscal quarter ended December 29, 2024, of the Issuer.
Number of shares as to which each person has sole or shared power to vote or dispose: 618,900
Transactions in the class effected during the past sixty days: Information with respect to all transactions in the Common Stock which were effected during the past sixty days or since the filing on the Schedule 13D Amendment No. 3, whichever is less, by each of the Reporting Persons is set forth on Exhibit A annexed hereto and incorporated herein by reference.
Other persons with the right to receive dividends or sale proceeds: No other person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock covered by this Statement.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Other than as described in this Statement, to the knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between the Reporting Persons and any other persons with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1 - Letter dated March 27, 2025 from the Hoffman Family of Companies to Lee Enterprises, Incorporated

Exhibit A - Transactions by the Reporting Persons Since the Most Recent Filing on Schedule 13D

## Signatures
- Jerrilyn M. Hoffmann Revocable Trust dated May 30, 2001: /s/ Jerrilyn M. Hoffmann, Jerrilyn M. Hoffmann, Trustee (03/31/2025)
- Jerrilyn M. Hoffmann: /s/ Jerrilyn M. Hoffmann, Jerrilyn M. Hoffmann, Trustee (03/31/2025)